                               FURNITURE.COM, INC.
                               1881 Worcester Road
                              Framingham, MA 01701



                                                   June 19, 2000


BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      Re:  Furniture.com, Inc.
           Registration Statement on Form S-1
           File No. 333-94581

Dear Ladies and Gentlemen:

         Pursuant to Rule 477 under Securities Act of 1933, as amended (the "Securities Act"), Furniture.com, Inc. (the "Company") hereby requests that the above-referenced Registration Statement on Form S-1 relating to the registration under the Securities Act of shares of Common Stock of the Company be withdrawn. No securities were issued or sold pursuant to the Registration Statement. The Company hereby also withdraws its request for confidential treatment with the understanding that the information for which confidential treatment was requested will not become publicly available.

         Please contact Leonard A. Pierce, Esq., at Hale and Dorr LLP, counsel to the Company, at (617) 526-6000 with any questions or comments you may have regarding this matter.


                                             Very truly yours,


                                             /s/ Andrew Brooks
                                             Andrew Brooks, President and Chief
                                             Executive Officer


LAP:rlm

cc:  Ms. Anita E. Karu
     Mr. Alex Seldin
     Jeffrey N. Carp, Esq.
     Leonard A. Pierce, Esq.